                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)1

                        INSpire Insurance Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    457732105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                September 9, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 2 of 8 pages
-------------------------                             --------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,805,650
  OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,805,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,805,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.50%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 3 of 8 pages
-------------------------                             --------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b)/ /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,805,650
  OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,805,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,805,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.50%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 4 of 8 pages
-------------------------                             --------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,805,650
  OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,805,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,805,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.50%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 5 of 8 pages
-------------------------                             --------------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S. Citizen
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,805,650
  OWNED BY
    EACH
  REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,805,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,805,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.50%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 6 of 8 pages
-------------------------                             --------------------------

            The following statement  constitutes Amendment No. 1 to the Schedule
13D filed by the undersigned (the "Statement").  Except as specifically  amended by this Amendment No. 1, the Statement remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3.         Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

                 The net investment cost (including commissions,  if any) of the shares of Common Stock held by NP was approximately  $145,632,  all of which was obtained from NP's working  capital.  Neither Mr. Schwarz,  NCG nor NCM directly owns any shares of Common Stock.

            Items 5(a) and (c) are amended in their entirety to read as follows:

Item 5.          Interest in Securities of the Company.
                 -------------------------------------

                 The aggregate  percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 19,012,008  shares  outstanding, which is the total number of shares of Common Stock  outstanding  as reported in the Company's  Annual Proxy  Statement as filed with the Securities and Exchange
Commission on December 10, 2001.

                 (a) As of the filing date of this  Statement,  NP  beneficially owned 1,805,650 shares of Common Stock, representing  approximately 9.50% of the
Company's issued and outstanding Common Stock.

                 NCM,  as  the   general   partner  of  NP,  may  be  deemed  to
beneficially own the 1,805,650 shares of Common Stock  beneficially owned by NP, representing  approximately  9.50% of the issued and outstanding Common Stock of the Company.

                 NCG,  as the  general  partner  of  NCM,  which  in turn is the general  partner of NP,  may also be deemed to  beneficially  own the  1,805,650 shares of Common  Stock  beneficially  owned by NP,  representing  approximately
9.50% of the issued and outstanding Common Stock of the Company.

                 Mark  Schwarz,  as the  managing  member  of NCG,  the  general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 1,805,650 shares of Common Stock  beneficially  owned by
NP, representing  approximately 9.50% of the issued and outstanding Common Stock of the Company.

                 (c) Schedule A annexed hereto lists all the transactions in the
Company's Common Stock by the Reporting  Persons since the filing of the initial
Schedule 13D on July 29, 2002.

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 7 of 8 pages
-------------------------                             --------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2002               NEWCASTLE PARTNERS, L.P.

                                        By: Newcastle Capital Management, L.P.,
                                            its general partner
                                        By: Newcastle Capital Group, L.L.C., its
                                            general partner

                                        By: /s/ Mark Schwarz
                                            ------------------------------------
                                            Mark Schwarz, Managing Member

                                        NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                        By: Newcastle Capital Group, L.L.C., its
                                            general partner

                                        By: /s/ Mark Schwarz
                                            ------------------------------------
                                            Mark Schwarz, Managing Member

                                        NEWCASTLE CAPITAL GROUP, L.L.C.

                                        By: /s/ Mark Schwarz
                                            ------------------------------------
                                            Mark Schwarz, Managing Member

                                        /s/ Mark Schwarz
                                        -------------------------------------
                                        MARK SCHWARZ

-------------------------                             --------------------------
CUSIP No. 457732105                    13D             Page 8 of 8 pages
-------------------------                             --------------------------

                                   SCHEDULE A

            Transactions in the Common Stock by the Reporting Persons
            ---------------------------------------------------------
                  Since the Filing of the Initial Schedule 13D
                  --------------------------------------------

  Shares of Common Stock               Price Per                Date of
       Purchased                       Share($)                Purchase
       ---------                       --------                --------

                            Newcastle Partners, L.P.
                            ------------------------

         9,000                         $0.10                   07-29-02
         5,000                         $0.10                   08-05-02
         9,000                         $0.11                   08-06-02
        63,000                         $0.10                   08-07-02
         9,000                         $0.10                   08-08-02
         9,000                         $0.10                   08-20-02
        18,000                         $0.10                   09-06-02
       193,000                         $0.06                   09-09-02
        29,700                         $0.06                   09-11-02
       203,300                         $0.06                   09-12-02